

Mail Stop 3561

August 26, 2009

<u>Via U.S. Mail</u>

Robert E. Cauley
Chairman, Chief Executive Officer and President
Opteum Mortgage Acceptance Corporation
W. 115 Century Road
Paramus, NJ 07652

      Re: **Opteum Mortgage Acceptance Corporation**
              Amendment No. 2 to the Registration Statement on Form S-3
              Filed August 14, 2009
              File No. 333-158862

Dear Mr. Cauley:

      We have reviewed your responses to the comments in our letter dated July 20, 2009 and have the following additional comments. Please note that all page references below correspond to the marked version of the filing on EDGAR.

<u>General</u>

1. It appears that you were not in compliance with the conditions of Rule 312(a)(3) of Regulation S-T because the information required to be disclosed pursuant to Item 1105 of Regulation AB was not available at the Internet address disclosed in your prospectus filed on June 23, 2006 pursuant to Rule 424. Rule 312(a)(3) requires that such information remain available on the Web site for five years. Please explain why you did not comply with the conditions of Rule 312 and confirm that you have returned to compliance. To the extent you have returned to compliance, please tell us how long the Internet address disclosed in your prospectus was not available. If you are unable to return to compliance, please explain to us the reasons for your continued non-compliance and tell us when you believe you will be able to return to compliance.   If you disagree with us regarding your compliance with Rule 312, please explain this and your basis in your response letter.

Prospectus Supplement No. 1 (Mortgage Pass-Through Certificates)

Impact of Regulatory Developments, page S-27

2. We note your response to prior comment 7. Please define the term "cramdown." Please also confirm that you will provide disclosure regarding any pending initiatives in any state in which a material amount of the pool's mortgages are located.

The Sponsor and The Servicer, page S-79

3. We note your response to prior comment 10 and reissue in part. Please provide a general discussion of the sponsor's experience in and overall procedures for originating or acquiring and securitizing mortgage loans. Similarly revise your disclosure in Prospectus Supplement No. 2.

4. Additionally, please disclose here and in Prospectus Supplement No. 2 whether any prior securitizations organized by the sponsor have defaulted or experienced an early amortization triggering event. Refer to Item 1104(c) of Regulation AB.

The Depositor, page S-80

5. We note your response to prior comment 12. Please revise this section and the corresponding section in Prospectus Supplement No. 2 to describe what is meant by "in all of these securitizations" and "but the default was not due to the actions of Opteum Mortgage Acceptance Corporation." Additionally, please disclosure here and in Prospectus Supplement No. 2 whether the depositor has been involved in any prior securitizations which have experienced an early amortizing triggering event.

The Servicer and the Subservicers, page S-88

6. We note your response to our prior comment 13 and reissue in part. Please include bracketed placeholders in your prospectus supplements to confirm that you will provide, to the extent material, a general discussion of any additional servicer's experience in servicing assets of *any* type. Alternatively, state that the experience is limited to servicing residential mortgage loans.

Prospectus Supplement No. 2 (Mortgage-Backed Notes)

Risk Factors, page S-16

7. We note that you have added several risk factors to Prospectus Supplement No. 2 which appear to have been taken from Prospectus Supplement No. 1. It appears,

however, that several of the risk factors added to Prospectus Supplement No. 2 have not been updated to include the revisions made to the corresponding risk factor in Prospectus Supplement No. 1. Please revise or advise as to the discrepancies between the risk factors in the two prospectus supplements.

Base Prospectus

Underwriting Standards, page 11

8. We reissue our prior comment 15. Please add a bullet summary of these underwriting standards to the summary of the supplements.

FICO Scores, page 14

9. We reissue our prior comment 19. Please revise to disclose the cut-off you use when deciding not to underwrite a mortgage.

Representations by Sellers, page 14

10. We note your response to prior comment 20; however, please revise the last risk factor on page S-19 of Prospectus Supplement No. 1 to clarify, if true, that the master servicer has a limited obligation to enforce a seller's repurchase or substitution obligation and that neither the depositor nor the master servicer will be obligated to repurchase a mortgage loan if a seller defaults on its obligation to do so.

Part II – Information Not Required In Prospectus

Item 16. Exhibits

Exhibit 5.1

11. We note your response to our prior comment 23. Please advise as to why you will need to limit your opinion to the Delaware Statutory Trust Act in order to remove the assumption contained in the second sentence of the third paragraph.

12. We also note that in response to our prior comment 24 you have deleted the reference to the Delaware Statutory Trust Act in your opinion. Please advise as to the inconsistency between your responses to our prior comment 23 and our prior comment 24.

Robert E. Cauley
Opteum Mortgage Acceptance Corporation
August 26, 2009
Page 4

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3574 with any other questions.

Regards,

Julie F. Rizzo
Attorney-Advisor

cc: Richard D. Simonds, Jr.
       Fax: (212) 768-6800